April 5, 1994

Charles R. Ellis
John Wiley & Sons, Inc.
605 Third Avenue
New York, New York  10158-0012

Dear Mr. Ellis:

    We are writing to submit the names of five individuals for nomination to the Board of Directors of John Wiley & Sons, Inc. in accordance with the Company's charter and bylaws. We intend that the submitted nominees stand for election to the five board positions that will be determined by the votes of Class A shareholders at the 1994 Annual Meeting.

    Our goal in nominating these individuals is to bring to the Company's Board individuals who have been chosen by Wiley's Class A shareholders and who have experience relevant to Wiley's businesses. We had hoped to achieve this goal through direct, negotiated channels. To this end, we requested that you and the Wiley Board extend the April 8 deadline for director nominations in order to give us time to explore mutually acceptable ways to meet this goal. When this request was denied, we then developed and submitted to you a proposal for a consultative process through which Class A shareholders would have formal input into the selection of Class A directors. Our proposal focused on the use of a consolidated ballot process, an approach which provides shareholders with a genuine choice in the selection of directors, and which recently has received heightened attention and support from corporate governance experts and members of the policy community. This proposal was also rejected. In view of the Board's rejection of both of our proposals and the Company's April 8th deadline for director nominations, we are left with no alternative but to submit formal director nominations at this time.

    In your March 30 letter to us, you describe Wiley's present nomination process in some detail. You refer to the Company's use of an executive search firm to identify individuals with promising backgrounds, and to an extensive process of communications, evaluations and interviews. These practices, which are standard in many public corporations, constitute a reasonable, though hardly exclusive, starting point for the identification of qualified director candidates.

    However, as we have indicated to you in the past, such basic procedures do not seem to us to be sufficient to ensure that the interests of Wiley's Class A shareholders are fully represented on the Wiley Board. Wiley's dual class capital structure denies its Class A shareholders many of the rights that are accorded to shareholders at most other public companies. The Company's charter, however, does give to Class A shareholders one specific right--to elect 30% of the Wiley Board. Yet for this right to be meaningful, Class A shareholders must have some form of direct, structural input into the selection process. No such input, even at an informal level, is implied in your letter, nor have any of Wiley's shareholders reported to us that they have been consulted by the Company about this matter in the past.

    We believe that the directors elected by Class A shareholders should be chosen through a process that directly incorporates their input and preferences. You indicated in your March 30th letter that the Committee on Directors is prepared to consider the qualifications of any candidates that we propose. We would assume that this Committee would give such consideration to any candidates submitted by a Class A shareholder. Our efforts, however, are not aimed merely at satisfying an internal review process directed by the Company but, rather, at giving Class A shareholders a direct, structured role in the selection and election of Class A directors. Your prompt rejection of our proposal for a consultative process for identifying Class A directors convinces us that such a process would be beneficial to Wiley's Class A shareholders.

    For these reasons, we have made the decision to propose five new individuals for election to Wiley's Board by Wiley's Class A shareholders. We have identified individuals with expertise relevant to the Company.
Our nominees have extensive experience in publishing operations; in software and information technology; in finance; and in the products and markets that Wiley serves. In addition, they all share a common commitment to safeguarding value and representing the interests of shareholders.

    Our nominees are: John Cullinane, President of the Cullinane Group and previously founder and CEO of Cullinet Software; John Herrington, an attorney in private practice and previously Chairman of Harcourt Brace Jovanovich and United States Secretary of Energy; Joseph Palazzolo, a private investor who was previously President of Warren, Gorham, and Lamont, and of JPT Publishing Group; Katherine Schipper, the Eli B. and Harriet B. Williams Professor of Accounting at The University of Chicago Graduate School of Business and the current or past editor of several prominent journals and publication series in the accounting field; and myself, President of Taylor & Co., an investment firm associated with members of the Bass family in Fort Worth, Texas, and a director of several public and privately held corporations.

    In our original proposal to you we suggested a process in which we and other Class A shareholders would identify director candidates independent of ourselves and other Class A shareholders. In view of the Company's reaction to our earlier suggestions, however, we have come to believe that Class A shareholders would be best served by also having shareholder representatives directly on the Board. And, in addition to our expertise in the publishing and investment fields, Mr. Palazzolo and myself are also Wiley shareholders.

    We regret that the Company was unwilling to pursue the kind of consultative process that we proposed in our earlier letter. We nevertheless remain hopeful that you and the other members of the Wiley Board will come to welcome our efforts to ensure input for Wiley's Class
A shareholders into the selection of the directors whom they elect and who represent them on the Wiley Board.

                                        Sincerely yours,

                                        /s/Thomas M. Taylor